Exhibit 99.1

BTQ Technologies Announces QSSN Deployment with Finger Inc. Group, alongside PQC Banking Services PoC

Finger joins Danal in BTQ's QSSN pilot program, with additional participants expected as the initiative advances toward commercialization under QUINSA-aligned guidelines.

•	Pilot expanded, dual-channel coverage: Finger joins Danal in BTQ's QSSN pilot. As Korea's largest banking-solutions developer serving all major banks, Finger strengthens the institutional foundation and aligns with Korea's focus on bank-led stablecoin security, positioning BTQ across both the banking (Finger) and commercial (Danal) channels, with more partners expected.
•	Seamless PQC rollout with controls: The program validates QSSN for high-volume settlement, issuer controls (mint/burn, velocity limits), and compliance-ready integrations while introducing PQC into banking environments incrementally on partial networks so customer and merchant experiences remain unchanged.
•	Standards-aligned path to production: Structured to progress from PoC to controlled commercialization in line with QUINSA guidelines and informed by PQFIF practices, subject to partner readiness and applicable approvals.

VANCOUVER, BC, Oct. 1, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks today, announced the world's first large scale trial of a quantum secure stablecoin settlement network, alongside a coordinated Proof of Concept applying post-quantum cryptography to partial banking networks to develop PQC services. In partnership with Finger Inc. Group (KOSDAQ:163730), the program will validate the Quantum Secure Stablecoin Network ("QSSN") for high-volume settlement with issuer controls and compliance features, while introducing PQC services to banking environments incrementally so existing customer and merchant experiences remain unchanged.

Anastasia explains that BTQ is delivering the quantum upgrade for money today, with QSSN running at scale with Finger and Danal and post-quantum cryptography moving into banking
Click image to play video

Finger joins Danal as an early participant in BTQ's QSSN pilot, which is expected to expand with additional partners and progress from PoC to commercialization in line with QUINSA guidelines and industry initiatives such as PQFIF. As Korea's largest banking-solutions developer serving all major financial institutions, Finger strengthens the institutional foundation of the QSSN ecosystem and aligns with the country's evolving regulatory focus on bank-led stablecoin security. With Finger representing the banking channel and Danal, Korea's leading mobile billing company, representing the commercial channel, BTQ is now positioned across both sides of the market to deliver post-quantum security solutions and support future commercialization.

Regulation, PQC readiness, and standards alignment

Regulatory momentum: Supervisors and market infrastructures are moving to post-quantum cryptography to mitigate harvest-now decrypt-later risk. Banks need a migration path that preserves today's customer experience.

Standards alignment: QSSN's design aligns with global standardization efforts for quantum-secure digital money, including initiatives advanced through QUINSA, and has been highlighted by U.S. PQFIF as an architecture that supports issuer controls and compliance-ready integrations.

Operational continuity: The PoC focuses on partial networks to prove that PQC can be introduced incrementally with merchant-class throughput and latency, keeping mobile and online banking interfaces unchanged for customers and staff.

Pilot to commercialization: QSSN pilots with Finger and Danal are structured to transition from PoC to controlled production deployments, subject to partner readiness and applicable approvals.

Standards to policy: Workstreams are designed to align with QUINSA guidance and complementary industry forums such as PQFIF, supporting pathways for policy and potential legislative incorporation where appropriate.

Scope of the PQC and QSSN initiatives

•	Proof of Concept (PoC) to verify the applicability and effectiveness of quantum security in crypto, stablecoin, and RWA sectors.
•	Establish strategic pilots and reference cases in collaboration with domestic financial, public, and private partners to align with policy and regulatory environments.

"This is a first-at-scale moment for quantum secure settlement and PQC in banking," said Olivier Roussy Newton, CEO of BTQ. "With Danal already in the program and Finger now joining, we are validating QSSN for high-volume settlement and introducing PQC services on partial banking networks while keeping customer and merchant experiences unchanged. The pilot cohort is designed to progress toward commercialization under QUINSA-aligned guidance and informed by PQFIF."

"Finger's mission is to deliver secure, reliable digital banking at a national scale," said Ahn Injoo, CEO, Finger Inc. "BTQ's approach lets us introduce PQC and QSSN where they matter most while keeping our mobile and online experiences familiar to millions of users."

Finger at a Glance

•	Financial IT expertise and long history
Founded in 2000, with more than twenty years of fintech and digital banking delivery. Pioneer of Korea's first personal finance management service. Deep experience building and maintaining mobile and online banking systems for major banks.
•	Major references and strong banking relationships
Key developer and operator for Korea's top mobile banking apps, including KB Kookmin Bank (Star Banking), IBK (i-ONE), NH Nonghyup (NH Smart Banking), Shinhan (SOL), Hana (Hana OneQ), and Woori (WON Banking). Ongoing maintenance and development for large banks' mobile platforms.
•	Diversified platforms and solutions
Full banking, open banking, financial portals, and global banking platforms. Product portfolio includes BIGs scraping solutions, VPP voice-phishing prevention technology, F-chain, CMS, big-data brokerage, overseas remittance, and security for non-face-to-face apps and interface platforms.
•	Technology and IP More than fifty patents filed, with several granted. A dedicated Smart Technology Lab for platform enhancement and R&D, with proprietary frameworks under continuous upgrade.
•	Corporate structure and group expansion
Parent of affiliates, including Fintech Inc., FingerPrime, Finddy, FingerIS, FingerVina, MyCreditChain, and others, executing a fintech group strategy. Approximately 300 employees as of 2025, with steady headcount growth.

About QSSN

QSSN is BTQ's quantum-secure settlement layer for stablecoins, tokenized deposits, and other digital money instruments. It provides:

•	Post-quantum cryptography for long-term security;
•	Issuer-level controls such as mint/burn permissions, velocity limits, and blacklist/whitelist rules;
•	Compliance-ready hooks to support existing regulatory workflows;
•	Drop-in integration that preserves current user and merchant flows.
•	QSSN pilots currently include Danal and Finger, with additional ecosystem participants expected as the program advances toward commercialization in line with QUINSA guidance and PQFIF industry practices.

About Finger Inc. Group

Finger supplies and develops financial IT solutions to provide optimized money management strategies for employees and corporate customers. Providing "Smartphone Financial Services", "Corporate Cash Management Services" for businesses, "Private Wealth Management Services" for private consumers.

Since the year 2000, Finger has accumulated a number of awards and patents regarding its businesses. Based on its Mobile Enterprise Application Platform(MEAP) Orchestra and its funds management system using screen-scrapping technologies, Finger was the first company in Korea to deliver a smartphone banking banking-service. For more information, please visit http://www.finger.co.kr/

About BTQ

BTQ Technologies Corp. (NASDAQ: BTQ | Cboe CA: BTQ | FSE: NG3) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com, Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 01-OCT-25